UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of  December 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
November 2010 Up 1.0% Year over Year

Mexico City, December 6, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for November 2010 increased by 1.0% when compared to November 2009.

All figures in this announcement reflect comparisons between November 1 through November 30, 2009 and 2010. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2009	November 2010	% Change
Cancún	249,790	272,203	9.0
Cozumel	4,092	3,582	(12.5)
Huatulco	26,596	24,711	(7.1)
Mérida	95,726	87,309	(8.8)
Minatitlán	12,095	8,451	(30.1)
Oaxaca	37,853	31,963	(15.6)
Tapachula	14,199	12,502	(12.0)
Veracruz	68,514	56,921	(16.9)
Villahermosa	59,711	60,569	1.4
Total Domestic	568,576	558,211	(1.8)

International
Airport	November2009	November 2010	% Change
Cancún	608,876	629,319	3.4
Cozumel	21,317	23,071	8.2
Huatulco	3,754	4,218	12.4
Mérida	8,632	10,362	20.0
Minatitlán	372	276	(25.8)
Oaxaca	5,050	3,803	(24.7)
Tapachula	333	355	6.6
Veracruz	5,472	4,828	(11.8)
Villahermosa	4,006	3,979	(0.7)
Total International	657,812	680,211	3.4

ASUR	Page of 1 of 2

Total
Airport	November 2009	November 2010	% Change
Cancún	858,666	901,522	5.0
Cozumel	25,409	26,653	4.9
Huatulco	30,350	28,929	(4.7)
Mérida	104,358	97,671	(6.4)
Minatitlán	12,467	8,727	(30.0)
Oaxaca	42,903	35,766	(16.6)
Tapachula	14,532	12,857	(11.5)
Veracruz	73,986	61,749	(16.5)
Villahermosa	63,717	64,548	1.3
ASUR Total	1,226,388	1,238,422	1.0

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR	Page of 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: December 6, 2010